ASSUMPTION AGREEMENT

This assumption Agreement (the “Agreement”) is entered into as of June 1, 2015 by and among Alpha Core Strategies Fund (formerly, NT Alpha Strategies Fund) (the “Fund”), a Delaware statutory trust, Northern Trust Investments, Inc. (the “Legacy Manager”), a state bank organized under the laws of the State of Illinois, and 50 South Capital Advisors, LLC (the “New Manager”), a limited liability company organized under the laws of the State of Delaware.

WHEREAS, the Fund is a registered investment company under the Investment Company Act of 1940, as amended;

WHEREAS, the Legacy Manager, an indirect subsidiary of Northern Trust Corporation, serves as investment manager to the Fund pursuant to an investment management agreement, dated as of February 26, 2015, by and between the Fund and the Legacy Manager (the “Investment Management Agreement”);

WHEREAS, the New Manager, a subsidiary of Northern Trust Corporation, is a registered investment advisor under the Investment Advisors Act of 1940, as amended;

WHEREAS, the Legacy Manager wishes to have the New Manager assume the Legacy Manager’s responsibilities with respect to the Fund pursuant to the Investment Management Agreement;

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. The New Manager hereby assumes all rights and obligations of the Legacy Manager under the investment Management Agreement with respect to the Fund.

2. The Legacy Manager hereby represents that (i) the management personnel of the Legacy Manager responsible for providing investment management services to the Fund under the Investment Management Agreement, including the portfolio managers and the supervisory personnel, are or will be employees or associated persons of the New Manager where they will continue to provide such services for the Fund, and (ii) the New Manager remains a subsidiary of Northern Trust Corporation. Consequently, the New Manager believes that the assumption does not involve a change in actual control or actual management with respect to the Fund’s investment manager.

3. The Fund agrees to be bound by the terms of this Agreement.

4. The parties hereby agree that this Agreement shall be attached to and made a part of the Investment Management Agreement.

5. This Agreement shall be construed by and governed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

6. Every term and provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such term of provision will be enforced to the maximum extent permitted by law and, in any event, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

7. This Agreement may be executed in one or more counterparts for the convenience of the parties hereto, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

ALPHA CORE STRATEIGES FUND

By:	/s/ Robert D. DiCarlo
Name:
Title:

NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Robert P. Morgan
Name:
Title:

50 SOUTH CAPITAL ADVISORS, LLC

By:	/s/ Robert P. Browne
Name:
Title: